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                             September 14, 2021

       Branislav Vajdic
       Chief Executive Officer
       HeartBeam, Inc.
       2118 Walsh Avenue, Suite 210
       Santa Clara, CA 95050

                                                        Re: HeartBeam, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 7,
2021
                                                            File No. 333-259358

       Dear Dr. Vajdic:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 21, 2021 letter.

       Registration Statement on Form S-1, Filed September 7, 2021

       Dilution, page 35

   1. We note your response to comment 4 and your revised disclosure in the dilution section.
                                                        Please reconcile the
statement that, "The amount of Common Stock outstanding excludes
                                                        Common Stock issuable
on a Qualified Financing such as this IPO, at a conversion price equal to seventy (70)%
of the price per share in the public offering" and your disclosure that, "... and after
the conversion of the Convertible Notes (and interest) through this
                                                        Qualified Financing (as
defined in the Convertible Notes), the Company   s pro forma as
                                                        adjusted net tangible
book value as of        , 2021 would have been $        or $    per
                                                        share" or advise.
 Branislav Vajdic
FirstName
HeartBeam,LastNameBranislav  Vajdic
            Inc.
Comapany 14,
September  NameHeartBeam,
               2021        Inc.
September
Page 2     14, 2021 Page 2
FirstName LastName
Business
Overview
FDA Regulatory Path, page 48

2.       On page 48 you state:    We have finished an internal pilot study on
40 subjects and the
         results indicate that our synthesized 12-lead ECG is a better match to the standard 12-lead
         ECG recording than the FDA cleared synthesized 12-lead ECG device that is in the
         market.    Please revise to provide the details of this study.
       You may contact Mary Mast at 202-551-361 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Tom Kluck at 202-551-3233 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:      Scott Linsky, Esq.